Exhibit 99.1

Catalyst appoints new mill and corporate leadership

RICHMOND, BC, Sept. 3, 2015 /CNW/ - Catalyst (TSX: CYT) today announced the appointment of Walter Tarnowsky as Vice President & General Manager of the Port Alberni mill and Graham Kissack as Vice President, Corporate Social Responsibility. Both appointments are effective October 1, 2015.

Walter, who joined Catalyst in 2000, brings to his new role more than two decades of pulp and paper industry experience. Most recently, Walter was Catalyst's Director, Paper Mill Productivity, responsible for paper machine quality and productivity. He holds a B.A.Sc. (Chemistry/Energy and Fuel Science).

As Vice President, Corporate Social Responsibility, Graham will lead the further development of Catalyst's corporate social responsibility strategy. Graham brings extensive experience and expertise to his new role, having played a leadership role in the company's industry-leading sustainability initiatives since joining Catalyst in 1993. He holds a B.A.Sc., an M. Eng. and an M.B.A.

About Catalyst Paper Corporation

Catalyst manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America (the Rumford mill was acquired in January 2015), Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor Contact: Frank De Costanzo, Senior Vice-President and Chief Financial Officer, 604-247-4014, Frank.DeCostanzo@catalystpaper.com; Media Contact: Eduarda Hodgins, Director, Organization Development & Communications, 604-247-4369, eduarda.hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 17:00e 03-SEP-15